TRANS-GLOBAL HOLDINGS, INC.

                                TABLE OF CONTENTS
                                -----------------


FORM 10-SB . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1

Alternative Disclosure Formats (Items 1-8) . . . . . . . . . . . .    2-4

Part II (Items 1-5). . . . . . . . . . . . . . . . . . . . . . . .    4-5

Auditors Letter. . . . . . . . . . . . . . . . . . . . . . . . . .      6

Financial Statements . . . . . . . . . . . . . . . . . . . . . . .    7-9

Notes to Financial Statements. . . . . . . . . . . . . . . . . . .  10-11

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . .     12

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 2Q549

                                   FORM 1O-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           TRANS-GLOBAL HOLDINGS. INC.
                           ------------ -------------
                 (Name of Small Business Issuer in its charter)


(State  or  other  jurisdiction  of  Incorporation  or  organization)

            Nevada                            84-0365119
----------------------------------        -------------------
(State  or  other  jurisdiction of        (I.R.S.  Employer
  incorporation  or  organization)        Identification  No.)


      1719 S. Mannheim  Road
      Des  Plaines,  Illinois                 60018-2143
     ------------------------                 ----------
     (Address  or  principal                  (Zip Code)
       executive  offices


Issuer's  telephone  number,  (847)  827-5950
                              ---------------

Securities  registered  pursuant  to  Section  12(b)  of  the  Act

Title  of  each  class     Name  of  each  exchange
                           on  which  registered

None                       None
----                       ----

Securities  registered  pursuant  to  Section 12(g) of the Act; (Title of Class)

                                  Common Stock
                                  ------------
                                (Title of Class)

Item  1.  Description  of  Business
--------

The Company's principal office is located at 1719 S. Mannheim Road, Des Plaines, Illinois 60018-2143. As used herein, the term "Company" refers to Trans-Global Holdings. Inc., and its subsidiaries, unless otherwise indicated or the context otherwise suggests, and the terms Registrant and "Company" are used interchangeably. Western Union Capital was incorporated on April 17, 1996 in the State of Nevada.

The Company was organized for the purpose of providing a number of different financial services including the financing of personal property, leasing end providing reinsurance The Company considered the feasibility of acquiring other finance companies engaged in the same type of financial operations.

On or about May 9, 1997 the company name was changed to Lionshead Entertainment Corporation. Management decided to enter the Seniors Market, which was considered to be a highly profitable market. The Company was in the development stage of a Senior Channel, a Senior Life Style Show and purchased the following programs:

  a.     Gospel  Music  Hair
  b.     Big  Band  Hour
  c.     The  Low  Fat  Gourmet
  d.     The  Senior  Travel  Show
  e.     The  Washington  Spy
  f.     Whatever  Happened  to?
  g.     Senior  Health  and  Fitness  Report

The Company did not reach its expectations in the entertainment business and management was brought in to change the direction of the company.

On  February 1, 1999 the company name was changed to Trans-Global Holdings, Inc.

The new management, because of their broad business experience has decided to become involved in business that will bring instant stability and profitability to the corporation.

Item  2.  Management's  Discussion  and  Analysis  of  Plan  of  Operation
--------
On December 15, 1999 the Company acquired a 50% ownership of the issued and outstanding stock of Business Computers, Inc. Business Computers, Inc. is a full service network integration and data communication company. BCI provides products and services to build and manage computer network infrastructures for the education and business communities. The range of network and telecommunications expertise combined with the knowledge of today's business environment has given the company the ability to stay at the forefront of the technology based business solutions market. The company Combines business intelligence with state-of-the-art technology with customized, integrated, single-source IT solutions. The company solutions eliminate the risk customer's face using our technology, thereby allowing them to focus on their core competencies. The company's mission is to ensure the integrity, reliability and functionality of the clients network. The company provides the appropriate level of expertise for the problem at hand, thereby, reducing downtime and related costs. The Company has acquired the assets on December 15, 1999; however, the Company will not participate in the financial systems until January 1, 2000.

On December 1, 1999 the Company acquired a 40% ownership of Thermal Systems Worldwide, Inc., which was founded to provide and manufacture building components for the construction industry. The company provides weather resistant (hurricane, tornado. etc.) homes and commercial buildings for a cross section of construction (affordable to high end). The condition of the industry is such that panelized concrete and building block is rapidly replacing wood based construction techniques. However, insulation is the problem for all of the past and present methods of construction. Thermal Systems developed a truss panel wall with polyurethane insulation built in, end will manufacture the panel wall in 3 inch to 6 inch depths. A customized concrete mixture is blown on these walls solving the insulation problems with concrete. The installation time erecting structures is another problem and by using the panel wall erected by common labor crews, the time erecting structures are greatly reduced while producing a much stronger wall. The company has requests from Panama, Porto Rico, and the Dominican Republic to build approximately 10,000 homes. The Company has acquired the assets on December 1,1999; however, the Company will not participate in the financial systems until January 1, 2000.

On December 15, 1999 the Company has acquired a 50% ownership of Pretty Picture, Inc., which was incorporated in Illinois in 1995. The company designs and produces large format digital printing, banners, posters, four color brochures, window signs, truck signs, tradeshow materials, Realtor signs and exhibit items. These items can be printed on any of over 50 substations, paper, vinyl, tynek end even silk. We expect this company to become a strong growth performer in the future. The Company has acquired the assets on December 15,1999; however, the Company will not participate in the financial systems until January 1, 2000.

The company has a program to build, develop and sell time-share communities. Management is presently selecting sites that could be developed and used to build facilities utilizing time-share specifications including all the necessary amenities, such as, golf courses, tennis courts, clubhouse, boat ramps, etc.

The already acquired companies will each play a major role in the overall Development, Operation and Success of this segment of our future business.


Item  3.  Description  of  Property  N/A
--------

Item  4.  Security  Ownership  of  Certain  Beneficial Owners and Management N/A
--------

Item  5.  Directors  and  Executive  Officers,  Promoters  and  Control  Persons
--------

John  F.  La  Monica,  Chairman  of  the  Board

Jacques  Verhaak,  President

Joanne  M.  La  Monica,  Secretary

Item  6.  Executive  Compensation  N/A
--------

Item  7.  Certain  Relationships  and  Related  Transactions  NA
--------

Item  8.  Description  of  Securities
--------

The  stock  is  publicly  traded  common  stock  traded  on  the  OTCUB.

                                     PART II

Item  1.  Market  Price  of  and Dividends on the Registrant's Common Equity and
--------
Related  Shareholder  Matters

The market price of the stock has changed dramatically over a period of time during the year the stock was selling for as much as three dollars a share, to a low of fifteen cents per share. No dividends were declared.

Item  2.  Legal  Proceedings
--------

A case filed in the United state District Court for the Southern District of Florida with the Securities end Exchange Commission as Plaintiff vs. Globus Group, Inc., Bruce Gorcyca A/K/A Anthony Dimarco, China Food and Beverage Co., James Tilton, Trans-Global Holdings, Inc., and Jacques Verhaak. The SEC issued a restraining order from violating the anti-fraud provisions of the securities laws and froze the assets to the Globus Group, Inc., Bruce Gorcyca, A/K/A Anthony Dimarco. Trans-Global Holdings, Incand Jacques Verhaak were named in the above- mentioned lawsuit because Globus and Dimarco were hired to advertise and promote Trans-Global Holdings, Inc. Unfortunately, Globus and Dimarco submitted false and misleading information, which we had no control over. We are confident that this case will be settled with no material effects to the corporation.

The second case is A Summons and Complaint filed in the State of New York by American Cardiac Equipment, Inc., (ACEI) where Lionshead Entertainment Corporation (LHED) is a defendant. The Complaint was due to the Companies relationship with International Heart Diagnosis Instruments (IDHI). which was subsequently rescinded. ACEI contractual relationship with IHDI, should dismiss LHED from the Complaint, and the Company expects this action to have no material effect.

Item  3.  Changes  in  and  Disagreements  with  Accountants.  N/A
--------

Item  4.  Recent  Sales  of  Unregistered  Securities  N/A
--------

Item  5.  Indemnification  of  Directors  and  Officers  N/A
--------

JACK  BOCKENTHIEN
certified  public  accountant
4615  NORTHPARK  DRIVE
COLORADO  SPRINGS
COLORADO  80918
719.593.1333


TO  THE  BOARD  OF  DIRECTORS
STOCKHODERS
TRANS-GLOBAL  HOLDINGS  INC

In my opinion, the accompanying balance sheet and the related statements of operations and cash flows present fairly, in all material respects the financial position of Trans-Global Holdings, Inc. at December 15, 1999 and the results of its operations for the eleven and one-half months then ended, in conformity with generally accepted accounting practices. The financial statements are the responsibi1ity of the organization's management; my responsibility is to express an opinion on these financial statements based upon my audit. I conducted the audit of the statements in accordance with generally accepted auditing standards which require that I plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement, An audit includes. examining. on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for the opinion expressed above.




/S/  JACK  BOCKENTHIEN
Colorado  Springs,  Colorado
December  30,  1999

                           TRANS-GLOBAL HOLDING, INC.
                               (A Holding Company)

                                  BALANCE SHEET
                                December15, 1999


ASSETS:

Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      8,272
Notes Receivable (Note 1). . . . . . . . . . . . . . . . . . . .  1,000,000
Investments (Note 2) . . . . . . . . . . . . . . . . . . . . . .  1,500,000
                                                                  ---------

Total Assets . . . . . . . . . . . . . . . . . . . . . . . . . .  2,508,272
                                                                  =========

LIABILITIES:


Shareholders' equity

Common Stock: Authorized Shares, 50,000,000;par value. $005
     issued and outstanding, 21,850,110. . . . . . . . . . . . .    109,251
Preferred Stock: Authorized Shares, 25,000,000;par value. $001:
     issued and outstanding, None
Additional paid-in-capital . . . . . . . . . . . . . . . . . . .  2,520,010
                                                                  ---------

Deficit accumulated during
the development stage. . . . . . . . . . . . . . . . . . . . . .   -120,989
                                                                  ---------
Total Shareholders' Equity . . . . . . . . . . . . . . . . . . .  2,508,272

Total Liabilities and Shareholders' Equity . . . . . . . . . . .  2.508,272
                                                                  =========

                           TRANS-GLOBAL HOLDINGS, INC.

                             STATEMENT OF OPERATIONS
                 Period: January 1. 1999 thru December 15, 1999


Sales . . . . . . . . .        0


Expenditures:

Legal expenses. . . . .    9,727
Professional Services .    1,555
Printing. . . . . . . .      141
Postage . . . . . . . .      129
Advertising & Promotion   12,003
Bank Changes. . . . . .       67
Travel. . . . . . . . .    3,106
                         -------

Total Expenditures. . .   26,728

Net Operating Loss. . .  -26,728
                         -------

                           TRANS-GLOBAL HOLDINGS, INC.

                            STATEMENTS OF CASH FLOWS
                  Period: January 1,1999 thru December 15, 1999


Cash flows from operating activities:
Net Loss. . . . . . . . . . . . . . .  -26,728

Cash, beginning of period . . . . . .   35,000
                                       -------
Cash, end of period . . . . . . . . .     8278
                                       =======

                           TRANS-GLOBAL HOLDINGS, INC.

                          NOTES TO FINANCIAL STATEMENTS

I  Summary  of  Significant  Accounting  Policies

Company- Trans-Global Holdings, Inc. ("THGI" or The Company"), a Nevada Corporation was formed and began operations on April 17, 1996. The Company is presently acquitting positions in company that require our management and financial expertise. In addition, the Company is locating properties to purchase, develop, build and sell to time-share clients. Sales and/or income will begin in year 2,000.

Basis  of  Accounting - The accompanying financial statements are prepared using
-----------------------
the accrual basis of accounting where revenues are recognized when earned and expenses are recognized when incurred. The basis of accounting conforms to generally accepted accounting principals.

Note  1.  NOTES  RECEIVABLE
--------
Notes receivable consists of five million shares of stock that was sold to five investment companies equally. There is no interest. There is no due date. These notes are highly liquid, depending upon the sale of stock for proceeds.

Note  2.  INVESTMENTS
--------
Non-Publicly Traded Company Stock- This investment consists of 500 shares of common stock of Business Computers. Inc., a closely held private corporation and is valued at acquisition cost of $400,000.00, which represents a fifty per cent (50%) ownership interest. Acquired December 15, 1999, with accounting consolidation not to begin until January 1, 2000. This organization has been in business for eight years and is profitable.

Non-Publicly Traded Company Stock- This investment consists of 500 shares of common stock of Pretty Pictures, Inc., a closely held private corporation and is valued at acquisition cost of $100,000. Which represents a fifty per cent (50%) ownership interest. Acquired December 15, 1999, with accounting consolidation not to begin until January 1, 2000.This Company has been in business for five years and is profitable.

Non-Publicly Traded Company Stock- This investment consists of 400 shares of common stock of Thermal -Systems Worldwide, Inc., a closely held private corporation and is valued at acquisition cost of $1,000,000.

Which represents forty per cent (40%) ownership interest. Acquired December 1, 1999, with accounting consolidation not to begin until January 1, 2000. This organization, a development company. Will require an infusion of capital to realize its potential.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                               Trans-Global  Holdings,  Inc.
                               ----------------------------
                               Registrant

Date:  December  29,  1999     By:  /s/  John  F.  La  Monica
                                    -------------------------
                                    John  F.  La  Monica
                                    Chairman  of  the  Board


                                       12
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